                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)


                                 Amendment No. 5


                               Rent-A-Center, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   76009N 10 0
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                                 (CUSIP Number)


                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                               300 S. Grand Avenue
                              Los Angeles, CA 90071
                                 (213) 612-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 5, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION OF ABOVE PERSON

              Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                6,645,404
  NUMBER OF            ---------------------------------------------------------
   SHARES               8       SHARED VOTING POWER
BENEFICIALLY
   OWNED
  BY EACH              ---------------------------------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
PERESON WITH
                                6,645,404
                      ----------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,645,404 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                                                                           [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------
CUSIP No. 76 009N 10 0                13D                            Page 2 of 7
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

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION OF ABOVE PERSON

              Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                356,571
  NUMBER OF            ---------------------------------------------------------
   SHARES               8       SHARED VOTING POWER
BENEFICIALLY
   OWNED
  BY EACH              ---------------------------------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
PERESON WITH
                                356,571
                      ----------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              356,571 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                                                                           [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------
CUSIP No. 76 009N 10 0                13D                            Page 3 of 7
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
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION OF ABOVE PERSON

              Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                7,001,975
  NUMBER OF            ---------------------------------------------------------
   SHARES               8       SHARED VOTING POWER
BENEFICIALLY
   OWNED
  BY EACH              ---------------------------------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
PERESON WITH
                                7,001,975
                      ----------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,001,975 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                                                                           [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------
CUSIP No. 76 009N 10 0                13D                            Page 4 of 7
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     This Amendment No. 5 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the "Reporting Persons") originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998, Amendment No. 2 filed on October 8, 2001, Amendment No. 3 filed on May 14, 2002 and Amendment No. 4 filed on June 3, 2002 with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Rent-A-Center, Inc. ("Rent-A-Center" or the "Issuer").

     Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

Item 4.  Purpose of Transaction

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

     On August 5, 2002, AIFIV and Overseas IV converted all but two shares of the Series A Preferred Stock beneficially owned by the Reporting Persons into 7,001,859 shares of Common Stock of the Issuer.

     Following the conversion, the Reporting Persons beneficially own two shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 36.27 shares of Common Stock for an aggregate of 72 shares of Common Stock. Assuming the conversion of all of the shares of Series A Preferred Stock beneficially owned by the Reporting Persons as of the date hereof, the Reporting Persons would beneficially own an aggregate of 7,001,975 shares of Common Stock, which would represent approximately 19.9% of the outstanding Common Stock of the Issuer. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

     Upon the conversion of the Reporting Persons' shares of Series A Preferred Stock, Bear Stearns MB 1998-1999 Pre-Fund, LLC, as successor in interest of RC Acquisition Corp. ("Bear Stearns") converted all of its shares of Series A Preferred Stock into shares of Common Stock pursuant to an agreement entered into among AIFIV, Overseas IV, Bear Stearns and the Issuer. Upon such conversion, the agreement terminated in accordance with its terms, terminating any shared voting and dispositive power thereunder of the Reporting Persons with respect to shares of the Series A Preferred Stock held by Bear Stearns.

          (a) See the information contained on the cover pages to this Amendment No. 5 to Schedule 13D which is incorporated herein by reference.

          (b) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 5 to Schedule 13D.

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          (c) Not applicable.

          (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented as follows:

     On August 5, 2002, AIFIV and Overseas IV (collectively, "Apollo"), the Issuer, Mark E. Speese and certain other persons entered into the Second Amended and Restated Stockholders Agreement of Rent-A-Center, Inc. (the "Agreement"). The Agreement amends and restates the Amended and Restated Stockholders Agreement among these parties and others dated as of October 8, 2001, which was filed as an exhibit to Amendment No. 2 to this Schedule filed on October 8, 2001.

     The Agreement is filed as an exhibit to this Schedule and is incorporated into this Item 6 by reference. Pursuant to the terms of the Agreement, Speese, his spouse and five trusts (collectively, the "Speese Group"), who in the aggregate beneficially own 1,176,832 shares of Common Stock subject to the terms of the Agreement (the "Speese Shares"), agree that they will not, other than as specifically permitted in the Agreement, (i) transfer more than 50% of the Speese Shares during the one-year period commencing on August 5, 2002; or (ii) transfer any of the Speese Shares if such transfer would trigger a default or change-of-control provision under any debt instrument of the Issuer.

     Apollo has the right under the Agreement to nominate up to three members of the Issuer's Board of Directors. The Speese Group agrees that during the term of the Agreement they will vote all of the shares owned by them in favor of the Apollo nominees at any stockholders' meeting held for the purpose of filling positions on the Board of Directors and in any written consent executed in lieu of such a meeting, and take any other actions necessary to assure that the Apollo nominees are elected to the Board of Directors. The Issuer and the Speese Group further agree to call a special meeting of stockholders and to vote all of the shares owned by them, as applicable, for the purposes of removing an Apollo nominee from the Board of Directors if Apollo requests the director's removal for any reason.

     If Apollo and its permitted transferees, as that term is defined in the Agreement, cease to hold at least an aggregate of 4,474,673 shares of the Issuer's Common Stock and Series A Preferred Stock (counted for these purposes on an as-converted basis), Apollo shall be entitled to nominate only two directors. If Apollo and its permitted transferees cease to hold at least an aggregate of 2,982,817 shares of the Issuer's Common Stock and Series A Preferred Stock (counted for these purposes on an as-converted basis), it shall be entitled to nominate only one director. If Apollo and its permitted transferees cease to hold at least an aggregate of 894,934 shares of the Issuer's Common Stock and Series A Preferred Stock (counted for these purposes on an as-converted basis), it shall not be entitled to nominate any directors. Apollo has the right to have one of its directors serve on any committee of the Issuer's Board of Directors.

     As long as Apollo owns an aggregate of at least 2,982,817 shares of the Issuer's Common Stock and Series A Preferred Stock (counted for these purposes on an as-converted basis), the Issuer cannot take certain actions without the affirmative vote of the Apollo directors, including: increasing the number of authorized shares of Preferred Stock or issuing Preferred Stock to anyone other than the existing holders; issuing any new class or equity securities; amending or repealing the terms of the Series A Preferred Stock; amending or repealing its charter documents in a manner that would negatively impact the holders of the Series A Preferred Stock; purchasing, redeeming, or paying a dividend on any shares of Common Stock or other stock junior to the Series A Preferred Stock; increasing the number of its directors to more than eight; entering into any transaction greater than $5 million with an affiliate; liquidating or dissolving; or selling all or substantially all of its assets or merging into another entity unless in a cash transaction taking place after August 5, 2002 and resulting in an internal rate of return for Apollo, compounded quarterly, of 30% or greater. As long as any shares of Series A Preferred Stock are outstanding, the Issuer may not issue any debt securities with a value greater than $10 million without the majority affirmative vote of the finance committee of the Board of Directors, and with certain exceptions may not issue any equity securities with a value greater than $10 million without the unanimous affirmative vote of the finance committee.

     The Agreement terminates upon the mutual agreement of the parties, with respect to any party at such time as that party ceases to own any shares of Common Stock or Preferred Stock of the Issuer, and otherwise terminates on August 5, 2009, or at such time as less than 1,737,104 of the shares of the Common Stock or Preferred Stock (counted for these purposes on an as-converted basis) of the Issuer are subject to the Agreement.

     The Reporting Persons disclaim membership in any group resulting from the terms of the Agreement as described herein and disclaim the beneficial ownership of any shares owned by the Speese Group.

     Apollo and the Issuer also entered into the Second Amendment to Registration Rights Agreement on August 5, 2002, pursuant to which Apollo was granted an additional demand registration right with the same terms as applicable to such rights that were granted pursuant to the Registration Rights Agreement dated August 5, 1998, as amended, which was filed as Exhibit 10.22 to the Issuer's report on Form 10-Q for the quarterly period ended June 30, 1998.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1: Second Amended and Restated Stockholders Agreement of Rent-A-Center, Inc. dated as of August 5, 2002 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc. and certain other persons named therein.

Exhibit 2: Second Amendment to Registration Rights Agreement dated August 5, 1998 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Rent-A-Center, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: August 5, 2002                  APOLLO INVESTMENT FUND IV, L.P.

                                      By: APOLLO ADVISORS IV, L.P.
                                          Its General Partner

                                          By: APOLLO CAPITAL MANAGEMENT IV, INC.
                                              Its General Partner

                                              By: /s/ Michael D. Weiner
                                                  ------------------------------
                                                  Michael D. Weiner
                                                  Vice President


Date: August 5, 2002                  APOLLO OVERSEAS PARTNERS IV, L.P.

                                      By: APOLLO ADVISORS IV, L.P.
                                          Its Managing General Partner

                                          By: APOLLO CAPITAL MANAGEMENT IV, INC.
                                              Its General Partner

                                              By: /s/ Michael D. Weiner
                                                  ------------------------------
                                                  Michael D. Weiner
                                                  Vice President


Date: August 5, 2002                  APOLLO ADVISORS IV, L.P.

                                      By: APOLLO CAPITAL MANAGEMENT IV, INC.
                                          Its General Partner

                                          By: /s/ Michael D. Weiner
                                              ----------------------------------
                                              Michael D. Weiner
                                              Vice President